Exhibit 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(amounts in thousands, except per share data)

	Three Months Ended September 30,

	1999	1998

Net income	$3,817	$3,139

Average shares outstanding during the period	10,989	10,858

Dilutive effect of stock options after application of treasury stock method	372	344

Average number of shares outstanding during the period	11,361	11,202

Basic earnings per common share	$0.35	$0.29

Diluted earnings per share	$0.34	$0.28